Correspondence

E-Debit Global Corporation
(formerly Westsphere Asset Corporation, Inc.)
#12, 3620 – 29th Street NE, Calgary, Alberta T1Y 5Z8  Tel: 403-290-0264  Fax: 403-290-1266

September 16, 2010

United States
Securities and Exchange Commission
Washington, D.C.   205049

Attention: Kevin W. Vaughs, Accounting Branch Chief

Dear Kevin,

Re:	E-Debit Global Corporation Form 10-K for the year ended December 31, 2009 Form 10-Q for the periods ended March 31, 2010 and June 30, 2010 File No. 0-32501

In response to your letter dated September 14, 2010 pertaining to the comments on the 10-K for the year ended December 31, 2009 and for the periods ended March 31, 2010 and June 30, 2010.  We have answered these comments in the same order as listed on the letter.

Form 10-K

Financial Statements

1.
Please confirm to us, if true, that the only reason the 2008 financial statements are marked as restated is because you reclassified the TRAC operations, which were disposed of in 2009, as discontinued operations.  In future filings, as applicable, a change in presentation of this type should be considered a reclassification and not a restatement and the footnotes to the financial statements should contain a discussion of the reclassification.

Yes.  It is true that the reason the 2008 financial statements are marked as restated is because of the reclassification of the TRAC operations, which were disposed of in 2009, as discontinued operations.

This is to acknowledge that we will revise our future filings for a change of presentation of this type as a reclassification and not a restatement and the footnotes to the financial statements will contain a discussion of the reclassification.

2.
Please revise the statements of stockholders equity to clearly identify the number of shares issued and separately quantify the amounts ascribed to them that were issued for cash proceeds and that where issued for settlement of debts.  Where you refer to investors in connection with these issuances, specifically identify if they are related parties and include appropriate disclosure in the related party footnote of the debts repaid through the issuance of stock.

After we have discussed the below changes with the Staff, for the 2009 10-K and the two 2010 10-Qs, we will revise the statements of stockholders equity to clearly identify the number of shares issued and separately quantify the amounts ascribed to them that were issued for cash proceeds and that were issued for settlement of debts as follows:

E-DEBIT GLOBAL CORPORATION
(formerly Westsphere Asset Corporation, Inc.)
Consolidated Statements of Changes in Stockholders' Deficit
For the Years Ended December 31, 2009 and 2008

	Preferred Stock		Common Stock		Additional Paid-in	Foreign Currency Translation	Accumulated
	Shares	Amount	Shares	Amount	Capital	Adjustment	(Deficit)	Total
Balance, January 1, 2008	1,416,143	$1,400,719	592,785	$558,960	$—	$151,657	$(1,949,801)	$161,535
Cancellation of shares	—	—	(84)	—	—	—	—	—
Exchange of common stock for preferred	975	136	(975)	(136)	—	—	—	—
Net loss for the year ended December 31, 2008	—	—	—	—	—	29,474	(650,868)	(621,394)
Balance, December 31, 2008	1,417,118	$1,400,855	591,726	$558,824	$—	$181,131	$(2,600,669)	$(459,859)

Exercise of options to officers for settlement of debts– related parties (note 11)	—	—	1,480,000	103,600	—	—	—	103,600
Exercise of options to consultants for settlement of debts– related parties (note 11)	—	—	1,320,000	92,400	—	—	—	92,400
Disposition of Trac’s Equity	—	—	—	—	—	—	584,275	584,275

Stock based compensation resulting from granting of stock options	—	—	—	—	311,444	—	—	311,444

Net loss for the year ended December 31, 2009	—	—	—	—	—	(104,628)	(1,287,741)	(1,392,369)
Balance, December 31, 2009	1,417,118	$1,400,855	3,391,726	$754,824	$311,444	$76,503	$(3,304,135)	$(760,509)

We will also include the exercise of options for settlement of debts - related parties in the related party footnote of the debts repaid through the issuance of stock.

Note 1 – Organization and Principles of Consolidation, page F-7

3.	Please revise future filings to provide a quantified discussion of the number of ATM’s and POS’s sold in each period presented and of the associated gross profit.

This is to acknowledge that we will revise our future filings to include a quantified discussion of the number of ATM’s and POS’s sold in each period presented and of the associated gross profit.  We propose to add the following text to the footnotes:

Summary of ATMs and POSs sold and gross profit during the years ended December 31, 2008 and 2009:

	# of sale	Gross Profit
December 31 2008

ATMs	18	$9,388
POS	0	$0

December 31 2009

ATMs	3	$673
POS	0	$0

The numbers of sales in ATM were low mainly due to E-Debit’s subsidiary Vencash Capital Corporation/Westsphere Systems Inc. focusing on the placement, and finance/lease program offered by an ATM supplier in year 2006.  The finance/lease program provides Vencash Capital/Westsphere Systems an opportunity to place more ATMs in the marketplace at a lower cost.  However, the finance/lease program offered by an ATM supplier has ended in 2008.  E-Debit did not raise funds during the year 2008 and 2009 to facilitate Vencash Capital/Westsphere Systems growth opportunities in ATM and POS business.  This is due to the condition of Corporation’s financial market.

Note 2 – Summary of Significant Accounting Policies, page F-7

Accounts Receivables

4.
Please revise future filings to provide a roll-forward of the accounts receivable and of the allowance.  Disclose the specific nature of the accounts receivable to clarify if they are for services provided or equipment sold.

This is to acknowledge that we will revise our future filings to provide a roll-forward of the accounts receivable and of the allowance.  We will disclose the specific nature of the accounts receivable to clarify if they are for services provided or equipment sold.  We propose to revise the following text to the footnotes:

Accounts Receivable

Accounts receivable consist of amounts due from customers.  The nature of the receivables consists of equipment sale, parts and accessories, and service provided.  The Company considers accounts more than 180 days old to be past due. The Company uses the allowance method for recognizing bad debts. When an account is deemed uncollectible, it is written off against the allowance.

	2010	2009
Accounts Receivable
Equipment	$xxx,xxx	$xxx,xxx
Services	xxx,xxx	xxx,xxx
Others	xxx,xxx	xxx,xxx
	xxx,xxx	xxx,xxx

Less: Allowance for doubtful accounts	xxx,xxx	xxx,xxx
	$xxx,xxx	$xxx,xxx

5.	Please revise future filings to disclose where you record bad debt expense in your statement of operations.

This is to acknowledge that we will revise our future filings to disclose where we record bad debt expense in our statement of operations.  We propose to revise the following text to the footnotes:

The bad debt expense for the year ended December 31, 2009 and 2008 totaled $35,289 and $105,629, respectively.  The bad debt is reflected in the accompanying consolidated Statements of Operations as Other expenses.

6.
Please revise future filings to disclose why accounts receivable are not considered past due until they are more than 180 days (six months) past due… Clearly disclose the triggers used to identify when an account is deemed uncollectible and written off.

This is to acknowledge that we will revise our future filings to disclose why accounts receivable are not considered past due until they are more than 180 days (six months) past due. We will clearly disclose the triggers used to identify when an account is deemed uncollectible and written off.  We propose to revise the following text to the footnotes:

Accounts receivable consist of amounts due from customers.  The nature of the receivables consists of equipment sale, parts and accessories, and service provided.  The Company considers accounts more than 180 days old to be past due.  This is so the Company can withhold the transactions revenue owed to the customers should their receivables become past due.  The account is deemed uncollectible and written off when the site locations are out of business and or in receivership.  The Company uses the allowance method for recognizing bad debts. When an account is deemed uncollectible, it is written off against the allowance.

Inventory

7.
Please revised future filings to provide details of the components of your inventory by type (ATM/POS) and number of units held, the amount at which each component is recorded and the specific method used to determine the amount at which they are recorded (i.e, cost or net realizable value).

This is to acknowledge that we will revise our future filings to provide details of the components of our inventory by type (ATM/POS) and number of units held, the amount at which each component is recorded and the specific method used to determine the amount at which they are recorded (i.e, cost or net realizable value).  We propose to add Inventory footnotes:

Note xx                      Inventory

Inventory consists of the following elements:

	Quantity	Cost

ATM	xxx	$xxx,xxx
POS	xxx	xxx,xxx
Parts and accessories	xxx	xxx,xxx

Total		$xxx,xxx

Inventories are valued at the lesser of cost (on a first-in, first-out method) or net realizable value.

Revenue Recognition

8.	Please revise future filings to clarify your statement here that you rent ATM’s on a month to month basis with your statement in Note 1 that you sell ATM’s.

This is to acknowledge that we will revise our future filings to clarify our statement here that we rent ATM’s on a month to month basis with our statement in Note 1 that we sell ATM’s.  We propose to revise the following text to the note 1:

The Company’s primary business is the sale, rent/lease, and operation of cash vending (ATM and point of sale (POS) machine in Canada.

9.
Please revise future filings to provide disaggregated information of revenues you earned through sales, leasing and servicing of cash vending machines.  Similarly, please revise your cost of revenues section as well.

This is to acknowledge that we will revise our future filings to provide disaggregated information of revenues we earned through sales, leasing and servicing of cash vending machines.  Similarly, we will revise our cost of revenues section as well.  We propose to disaggregate information of revenues and cost of revenues as follow:

E-DEBIT GLOBAL CORPORATION
(formerly Westsphere Asset Corporation, Inc.)
Consolidated Statements of Operations
For the six Months Ended June 30,
(Unaudited)

Revenue –
Equipment sales	$	xxx,xxx
Equipment rental		xxx,xxx
Services		xxx,xxx
Total revenue		xxx,xxx

Cost of sales –
Equipment		xxx,xxx
Depreciation of equipment - rental		xxx,xxx
Repairs and maintenance		xxx,xxx

Gross profit		xxx,xxx

10.	Please revise future filings to disclose where in the balance sheet you have recorded the assets that you lease to others.

This is to acknowledge that we will revise our future filings to disclose where in the balance sheet we have recorded the assets that we lease to others.  We propose to disclose the assets that are leased to others in the note 3 as follow:

Note 3 – Property and Equipment

Property and equipment consists of the following elements:

	Cost	Accumulated Depreciation/ Amortization	Net Book Value	Depreciation Rate and Method
December 31, 2008 -
Office furniture and equipment	$69,790	45,847	23,943	20% DB
Computer hardware and software	192,136	167,875	24,261	30% DB
ATM machines	376,579	224,903	151,676	30% DB
Other	46,490	41,894	4,596	Var
	$684,995	480,519	204,476
December 31, 2009 -
Office furniture and equipment	$41,479	21,732	19,747	20% DB
Computer hardware and software	110,646	95,307	15,339	30% DB
ATM machines	156,729	32,358	124,371	30% DB
Other	6,251	3,986	2,265	Var
	$315,105	153,383	161,722

There is no lease ATMs included in the Company’s property and equipment for the years ended December 31, 2009 and 2008.

Depreciation and amortization have been provided in amounts sufficient to recover asset costs over their estimated useful lives. All components of property and equipment are being depreciated or amortized.  Depreciation and amortization expense for the years ended December 31, 2009 and 2008 totaled $101,660 and $96,079, respectively.

Note 4 – Deferred Costs/Intangible Assets, page F-10

11.
Please revise future filings to discuss the specific nature of the cost you have deferred and recorded as an intangible asset and what, specifically, they are related to.  Disclose the authoritative basis you have relied on in capitalizing these costs and identify the useful life assigned to them.

This is to acknowledge that we will revise our future filings to discuss the specific nature of the cost we have deferred and recorded as an intangible asset and what, specifically, they are related to.  We will disclose the authoritative basis we have relied on in capitalizing these costs and identify the useful life assigned to them.  We propose to revise the following text to the footnotes:

On the 9th of November 2007, E-Debit contracted with ACI Worldwide through its wholly owned subsidiary Westsphere Systems Inc. (WSI) to provide its ACI ‘Base 24 On Demand” (AOD) hosted solution for ATM and POS transaction acquiring where WSI shares responsibilities with ACI as the transaction processor.  ACI hosts the processing environment which is set up to specific requirements as set out by WSI which will supports WSI ATM and POS devices, debit and credit transaction processing and card management requirement that is unique and scalable to WSI current and future requirements and not shared with other ACI customers.   ACI supplies Software acquisition, operation and maintenance, facilities, operations and environment development and maintenance and disaster recovery infrastructure and services whereby WSI supports, authorizes and distributes all settlements and revenues distributions through its account maintenance software developed by WSI and specific to ACI On Demand processing platform.

As a result Westsphere Systems Inc. will process all transactions through its association with ACI hosted transaction processing solution eliminating the costs, restrictions, and potential risks of relying on third party processors.  Most importantly, the investment in the WSI role within the processing environment, or switch, will also enable E-Debit’s direct entry into new and emerging markets such as card management and processing.

The costs incurred to develop the in-house software to meet ACI specific configuration has been recorded as deferred costs.

E-Debit officially launched its switch in January 2009 and commenced rollover of ATMs to process all transactions through its association with ACI.  The deferred costs have been reclassified as intangible assets in year 2009.  Depreciation is calculated using a declining balance method over their 5 years contract with ACI.

Depreciation and amortization have been provided in amounts sufficient to recover asset costs over their estimated useful lives.  Depreciation and amortization expense for the years ended December 31, 2009 and 2008 totaled $31,729 and $0, respectively.

Expected future depreciation and amortization of the intangible assets are as follows:

Year	Amount
2010	$25,384
2011	$20,307
2012	$16,246
2013	$12,996
2014	$10,397

12.	Please revise future filing to provide an expanded discussion of what you mean by the phrase “sourced an outside leader”, specifically describing what services ACI Worldwide has provided you.

This is to acknowledge that we will revise our future filings to provide an expanded discussion of what we mean by the phrase “sourced an outside leader”, specifically describing what services ACI Worldwide has provided us.  We propose to revise the following text to the footnotes:

On the 9th of November 2007, E-Debit contracted with ACI Worldwide through its wholly owned subsidiary Westsphere Systems Inc. (WSI) to provide its ACI ‘Base 24 On Demand” (AOD) hosted solution for ATM and POS transaction acquiring where WSI shares responsibilities with ACI as the transaction processor.  ACI hosts the processing environment which is set up to specific requirements as set out by WSI which will supports WSI ATM and POS devices, debit and credit transaction processing and card management requirement that is unique and scalable to WSI current and future requirements and not shared with other ACI customers.   ACI supplies Software acquisition, operation and maintenance, facilities, operations and environment development and maintenance and disaster recovery infrastructure and services whereby WSI supports, authorizes and distributes all settlements and revenues distributions through its account maintenance software developed by WSI and specific to ACI On Demand processing platform.

As a result Westsphere Systems Inc. will process all transactions through its association with ACI hosted transaction processing solution eliminating the costs, restrictions, and potential risks of relying on third party processors.  Most importantly, the investment in the WSI role within the processing environment, or switch, will also enable E-Debit’s direct entry into new and emerging markets such as card management and processing.

Note 5 – Notes Receivable, page F-11

13.
Please revise future filings to discuss why you are required to provide vault cash for ATM’s and whether the specific ATM’s referenced here are owned and operated by you or leased to others.  Clarify why this transaction is structured as a note and not as restricted cash.  Quantify the surcharge fees earned for the use of the cash and the rate charged.

This is to acknowledge that we will revise our future filings to discuss why we are required to provide vault cash for ATM’s and whether the specific ATM’s referenced here are owned and operated by us or leased to others.  We will clarify why this transaction is structured as a note and not as restricted cash.  We will quantify the surcharge fees earned for the use of the cash and the rate charged.  We propose to revise the following text to the footnotes:

The note receivable total of $152,510 ($160,000 CDN), carries no interest rate, and requires no monthly payments.  The purpose of this note receivable is to supply vault cash to E-Debit’s wholly owned subsidiary Vencash’s customers owned ATM equipments and site locations.  Revenue from this note is generated from surcharge transactions at a rate of $0.47 ($0.50 CDN) per transaction.

Vencash supplies vault cash to these site locations because its customers do not have sufficient vault cash for these site locations.  Vencash has subcontracted an armored car service to delivery vault cash to these site locations.  The armored car company is accountable for the rotation of the cash.  The Company is secured with a note receivable where the Company can demand funds be returned at anytime.

This note receivable is reflected in the accompanying consolidated balance sheet as note receivable.

Note 6 – Loans Payable, page F-11

14.	Please revise future filing to provide an expanded discussion of your requirements to provide vault cash to ATM’s and whether you own and operate the ATM’s referenced here or lease them to others.

This is to acknowledge that we will revise our future filings to include an expanded discussion for the company to provide vault cash to ATM’s and whether we own and operate the ATM’s referenced here or lease them to others.  We propose to revise the following text to the footnotes:

In September 2007, E Vencash entered into a loan agreement totaling $95,319 ($100,000 CDN) with an external arms-length investor, bearing interest at 12% per annum, blended monthly payments of interest only of $945 ($1,000 CDN) to September 2008, with an automatic extension for a further 6 month term.  The principle is to be repaid in a maximum of 18 months.  The purpose of the loan is to supply vault cash Vencash’s customer-owned ATM equipment and site locations.  Vencash supplies vault cash to these site locations because its customers do not have sufficient vault cash for these site locations.

The loan amount has been forwarded to an armored car company that supplies vault cash to these site locations.  The armored car company is accountable for the rotation of the cash and has signed a note receivable for the amount (see note 5).

As of December 31, 2009, the balance is $95,319 ($100,000 CDN).  This loan is reflected in the accompanying consolidated balance sheet as current portion of loans.

Note 7 – Common and Preferred Stock, page F-11

15.	Please revise your related parties footnote to clarify which series of related party debt was repaid through the issuance of stock.

After we have discussed the below changes with the Staff, for the 2009 10-K and the two 2010 10-Qs, we will revise our related parties footnote as follows:

In December 2009, E-Debit issued 2,800,000 common shares from the Stock Award Plan pursuant to the exercise of stock options at $0.07 per share or $196,000.  1,480,000 common shares were issued to two of the executive Officers and 1,320,000 common shares were issued to consultants.

The issuance of 1,480,000 shares to two of the executive officers was issued as the settlement of $103,600 of debt owed to an affiliated company that is controlled by the Company’s president.

The issuance of 1,320,000 shares to consultants was issued as the settlement of $92,400 of debt owed to an affiliated company that is controlled by the Company’s president.

Note 11 – Related Parties, page F-14

16.	Please revise future filings to include a table that reconciles the amount due to related parties to the amounts disclosed in the balance sheet.

This is to acknowledge that we will revise our future filings to include a table that reconciles the amount due to related parties to the amounts disclosed in the balance sheet.  We propose to include a table as follows:

The following table summarizes the Company’s indebtedness to related parties transactions as at June 30, 2010:

Payable to:	Amount
A loan advanced from E-Debit’s President for working capital.	$48,623
A loan advanced from an affiliated company that is controlled by E-Debit’s President for working capital.	129,365
A loan advanced from E-Debit’s vice President for working capital.	3,987
A loan advanced from E-Debit’s officers for working capital.	18,225
A loan advanced from E-Debit’s directors for working capital.	60,902
Officers’ and Directors’ bonuses payable carried forward from year 2002	46,476
Total	$307,578

The above obligations are reflected in the accompanying consolidated balance sheet as indebtedness to related parties.

In connection with responding to your comments, we acknowledging that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should additional information is requires, please feel free to contact me directly at 403-290-0264 or fax 403-290-1266.

Regards,

/s/ Kim Law
Kim Law
Chief Financial Officer

Cc.	Douglas N. Mac Donald, CEO Cole Honeck, External Auditor